South Texas Oil Company
P.O. Box 340504
Austin, TX 78734
Tel : (210) 568-9760
Fax : (210) 568-9761

February 8, 2007

To:

Mr. Kevin Stertzel
Securities Exchange Commission
Division of Corporate Finance
100 F Street N.E., Stop 7010
Washington, D.C. 20549
Tel: (202) 551-3723
Fax: (202) 772-9368

RE:   SOUTH TEXAS OIL COMPANY
      FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005
      FILED MARCH 31, 2006
      FILE NO. 0-50732

Dear Mr. Stertzel,

Here follows our response to your comment letter dated September 14, 2006.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Fixed Assets, page F-8

    1.  We  note  your  proposed revised disclosure provided in response to our
        prior comment number  five.   Please  further expand this disclosure to
        address your accounting for development costs.

      We have updated the notes to the financials to indicate our accounting policies related to Development Costs.

   2. We note your response to our prior comment number seven and are unable to agree with your conclusion. Please note that paragraph 35 of SFAS 19 specifically requires the use of the units of production method. Please modify your financial statements accordingly. You may contact us if you wish to discuss this matter further.

      After discussions with the Commission, our auditor, we have determined that in 2004 and 2005, the Company over depreciated some assets by virtue of using the straight line depreciation method, rather than units of production. For 2004, the company took depreciation related to leasehold improvements of $16,524, whereas the actual amount, using units of production, should have been $13,517. For 2005, the company took depreciation related to leasehold improvements of $38,405, whereas the actual amount, using units of production, should have been $17,732.

      The aggregate of these two differences is $23,679 of over depreciation. The company has reviewed Staff Accounting Bulletin 1M "Materiality" (added by SAB 99) and determined it is not necessary to restate the prior financial statements, but to make a cumulative adjustment in the 2005 year end numbers when the company files it's 10KSB for 12/31/06 in the coming weeks. The 2005 and 2006 year end income statement and balance sheet will be presented at that time, and the 2005 numbers (earliest period presented) will be adjusted. The notes to the financial statements will additionally contain an explanation of the (1) reason for the change, (2) the effect on net income (loss), and (3) the effect on earnings per share - basic and diluted.

      In coming to this conclusion, the company determined that the above adjustment would not have changed the mind of a potential user of the financial statements. The adjustment, as a percentage of total assets, was less than 1% in both years. The adjustment, as a percentage of total loss, was 1.64% and 2.27%, respectively. Restating the prior filings and financials to increase the earnings of the company (i.e. decrease the loss) by such a small percentage, would not prove to be beneficial to the shareholders, the company or any other users to the financial statements.

      The company reviewed the SAB to determine if the qualitative factors outweighed the quantitative issues as well. Again, the company determined that the error was not intentional, nor was the over depreciation a significant enough adjustment to change the readers mind or impression of the integrity of management.

      Below is the company's analysis of the effect on the depreciation taken vs. units of production method.


UNITS OF PRODUCTION                    			 2004       2005
-------------------				      ---------	  --------
Total Cost                                  		668,189	   809,136
Salvage Value              10%                		 66,819     80,914
Total Est'd Units Avail                      		221,196    215,938

Depletion Cost Per Unit                		      $    2.72   $   3.37
Total production for year                       	  4,972      5,258
Revisions                                   		 (2,337)         -
Total Depletion amount                 		      $  13,517   $ 17,732
Net carrying value                           		654,671    791,404

Total depreciation taken                      		 16,524     38,405
Total depletion - corrected             	      $  13,517   $ 17,732
difference (less) more                 		      $   3,007   $ 20,673
(less) means that too little was taken,
	more means that to amend would
	provide income to the company
                          Total Assets   	      1,565,014  3,738,196
                                      			  0.19%      0.55%
                          Total Sales       		195,786    292,143
                                      			  1.54%      7.08%
                          Total Loss       	       (183,196)  (911,457)
                                      			 -1.64%     -2.27%

      As stated above, the company will make a cumulative adjustment to the financial statements on the year end 12/31/06 10KSB which will reflect these adjustments in our 2005 presented financial statements.

   3. We note your response to our prior comment number eight. It appears you have not recorded your asset retirement obligations. Please refer to SFAS 143 and modify your financial statements accordingly. You may contact us if you wish to discuss this matter further.

      We have updated the notes to the financials to state:

      "Pursuant to SFAS 143, the company is required to record any asset retirement obligations when they become determined. The company has evaluated the expected cost both current and in the future for its potential plugging obligation and has determined that the salvage value of the equipment and casing associated with those wells should more than cover the costs to plug the wells. Given that, the company has not recorded any potential plugging liability on the books."

Note 5 - Related Party Transactions, page F-12

   4. We have reviewed your response to prior comment number 11. Please expand your note disclosure to indicate the term of the loan agreements payable to Mr. Conradie and Mr. Griffith rather than providing a cross reference to a previously filed document.
      We have updated the notes to the financials to detail out the specific terms of the financing and repayment terms for the related party notes.

Note 10 - Warrants and Options, page F-14

   5. It appears your adoption of SFAS 123(R) was effective on January 1, 2006. Please expand your disclosure to indicate when you adopted SFAS 123(R) and also to disclose your method of accounting for such instruments prior to January 1, 2006. In addition, please expand your disclosures regarding recently issued accounting pronouncements to indicate what effect if any, your adoption of SFAS 123(R) is expected to have on your financial statements.

      We have updated Note 10 address both pre-1/1/06 accounting policy, as well as the adoption of SFAS 123R.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves, page F-19

   6. We note in your impairment analysis, that you are using a 3.5% discount rate in your assumptions. Please tell us your basis for this rate.

      We  used  the  historical  average  inflation  rate  of  3.5%   for   our
      calculation.    The   exact   amount   is   3.43%   for   1913-2006   per
      InflationData.com.

Engineering Comments

Financial Statements

Note 4 - Reserves Quantity Information

Proved Developed and Undeveloped Reserves, page F-19

   7. In our prior comment 18, we asked that you revise your disclosure to incorporate year-end 2005 assumptions, such as production costs, capital expenditure, product prices etc., in your estimates of proved reserves and standardized measure. Your draft amendment states "Our year end 2005 assumptions used in evaluating the reserves at December 31, 2005 were based on the January 31, 2005 revised report. The company has not completed an additional report, thus the $32.55 price is used along with the future production costs of $960,682, future development costs of $3,146,000 and future provision for income taxes of $184,436." Since you have not utilized year-end 2005 prices and costs to estimate your proved reserve and standardized measure figures, these disclosures do not comply with paragraphs 10 and 30 of SFAS 69. Please amend your document to comply with SFAS 69. Revise your proved undeveloped reserves so that the dates of first production correspond to the revised drilling schedule you referenced in your response prior comment number 19.

      We have updated the standardized measure figures to account for the delay in drilling and have amended the disclosures to reflect these changes.


   8. In your response to prior comment 19, you state that you will commence drilling in the fourth quarter of 2006. Please explain to us the status of this drilling program. Affirm to us, if true, that this refers to well locations for which you booked proved undeveloped reserves at year-end 2005.

      The company has not yet initiated its drilling program on the wells indicated in the reserve report. This is not due to a lack of ability or desire, but more of a shifting of resources to allow the best use of funds. Additionally opportunities have presented them self which provide a greater expected rate of return over the short term, thus the focus has been on these areas. It is anticipated during the next 12 months for the company to initiate the drilling program on the wells in the booked proved undeveloped reserves areas. Management will continually assess the value on the books to insure it is reasonably booked and does not need an adjustment or impairment.



Best regards,
South Texas Oil Company
/s/ Murray N. Conradie
----------------------
Murray N. Conradie
President / CEO
210-568-9760 (voice)
210-568-9761 (fax)